                    [JONES, DAY, REAVIS & POGUE LETTERHEAD]

8463:mem
956555-010-001                                                    (214) 969-3677
                                November 5, 1996


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

              Re:    AMERISAFE, Inc.
                     Registration Statement (No. 333-10099)

Ladies and Gentlemen:

              On behalf of AMERISAFE, Inc. (the "Company"), we enclose one copy of each of (i) the Company's request for the withdrawal of the above-referenced Registration Statement and (ii) a letter of Smith Barney Inc. and Piper Jaffray Inc. joining in the Company's request.

              As indicated in the enclosures, the Company has abandoned the proposed initial public offering of its Class A Common Stock, and the Company and the underwriters confirm that no shares of the Company's Class A Common Stock have been sold pursuant to the Registration Statement.

              Please direct any comments or questions you may have concerning this matter to the undersigned at (214) 969-3677 or James E. O'Bannon at (214) 969-3766.

                                                  Very truly yours,

                                                  /s/ CHRISTINE A. HATHAWAY

                                                  Christine A. Hathaway

Enclosures

Securities and Exchange Commission
November 5, 1996
Page 2


cc:    Ms. Shelley Parratt
       Mr. George A. Zachariah
         Securities and Exchange Commission

       Mr. Millard E. Morris
       Mr. Mark R. Anderson
       Arthur L. Hunt, Esq.
         AMERISAFE, Inc.

       James E. O'Bannon, Esq.
         Jones, Day, Reavis & Pogue

       Frederick W. Kanner, Esq.
         Dewey Ballantine

                          [AMERISAFE, INC. LETTERHEAD]



                                November 5, 1996

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

                     Re:    AMERISAFE, Inc. Registration
                            Statement on Form S-1
                            (Registration No. 333-10099)

Ladies and Gentlemen:

              Pursuant to Rule 477 under the Securities Act of 1933, as amended, AMERISAFE, Inc. (the "Company") requests that the above-referenced Registration Statement be withdrawn. The Registration Statement was declared effective at 4:30 p.m. on October 22, 1996; however, the Company has abandoned the proposed offering due to market conditions.

              The Company confirms that no shares of its Class A Common Stock have been sold pursuant to the Registration Statement and there are no holders of record of the Class A Common Stock. A letter from the underwriters confirming that there have been no sales of the Class A Common Stock pursuant to the Registration Statement and joining in the Company's request for the withdrawal of the Registration Statement is being delivered to the Commission with this letter.


                                     AMERISAFE, INC.



                                     By:        /s/ ARTHUR L. HUNT
                                           -------------------------------------
                                           Arthur L. Hunt, Vice President


cc:    Ms. Shelley Parratt
       Mr. George A. Zachariah
         Securities and Exchange Commission

       James E. O'Bannon, Esq.
         Jones, Day, Reavis & Pogue

       Frederick W. Kanner, Esq.
         Dewey Ballantine

                           [SMITH BARNEY LETTERHEAD]



                                                                November 5, 1996



                                AMERISAFE, Inc.
                              Class A Common Stock



Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549
Attn:  George A. Zachariah


Dear Sirs:

The undersigned, as the representatives of the prospective Underwriters of the above-captioned Shares, hereby join in the request of Amerisafe, Inc. ("AMERISAFE") for the withdrawal of the Registration Statement (Registration No. 333-10099). The undersigned further confirm that no sales of the above-captioned Shares have been made pursuant to such Registration Statement.


                                           Very truly yours,

                                           SMITH BARNEY INC.
                                           PIPER JAFFRAY INC.

                                           By: SMITH BARNEY



                                               By:    /s/ MARK J. AMRHEIN
                                                    ----------------------------
                                                         Mark J. Amrhein
                                                         Director